UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)*
Adherex Technologies Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00686R200
(CUSIP Number)

Southpoint Capital Advisors
623 Fifth Avenue, Suite 2601 New York, New York 10022
212-692-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See §240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Master Fund, LP
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 241,504,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 241,504,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 241,504,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 65.6%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Fund LP
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 241,504,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 241,504,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 241,504,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 65.6%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Qualified Fund LP
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 241,504,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 241,504,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 241,504,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 65.6%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Offshore Fund, Ltd.
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 241,504,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 241,504,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 241,504,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 65.6%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Capital Advisors LP
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 241,504,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 241,504,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 241,504,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 65.6%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint GP, LP
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 241,504,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 241,504,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 241,504,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 65.6%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Capital Advisors LLC
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 241,504,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 241,504,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 241,504,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 65.6%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint GP, LLC
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 241,504,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 241,504,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 241,504,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 65.6%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John S. Clark II
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 241,504,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 241,504,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 241,504,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 65.6%
14.		Type of Reporting Person (See Instructions) IN

CUSIP No.  00686R200

This Amendment No. 4 (this “Amendment”) to Schedule 13D relates to shares of common stock (the “Common Stock”) of Adherex Technologies Inc., a Canadian corporation (the “Issuer”).

This Amendment is being filed to report a change in the amount of Common Stock beneficially owned by the Reporting Persons.  This Amendment modifies the original Schedule 13D filed by the Reporting Persons on March 2, 2007.

Item 2.                      Identity and Background

Item 2 of the  Schedule 13D is hereby amended and restated as follows:

(a)  The names of the Reporting Persons filing this statement are (i) Southpoint Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”), as the holder of the shares of Common Stock; (ii) Southpoint Fund LP, a Delaware limited partnership (the “Fund”); (iii) Southpoint Qualified Fund LP, a Delaware limited partnership (the “Qualified Fund”); (iv) Southpoint Offshore Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”); (v) Southpoint Capital Advisors LP (“Southpoint Advisors”), a Delaware limited partnership; (vi) Southpoint GP, LP (“Southpoint GP”), a Delaware limited partnership; (vii) Southpoint Capital Advisors LLC (“Southpoint CA LLC”), a Delaware limited liability company; (viii) Southpoint GP, LLC (“Southpoint GP LLC”), a Delaware limited liability company; and (ix) John S. Clark II, a citizen of the United States.  The persons mentioned in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) are referred to herein as the “Reporting Persons.”

(b)  The registered address of the Offshore Fund and the Master Fund is c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of the Reporting Persons is 623 Fifth Avenue, Suite 2601, New York, NY 10022.

(c)  John S. Clark II is the sole managing member of each of Southpoint GP LLC and Southpoint CA LLC.  Southpoint CA LLC is the general partner of Southpoint Advisors.  Southpoint GP LLC is the general partner of Southpoint GP.  Southpoint Advisors serves as investment adviser to the Fund, the Qualified Fund, the Offshore Fund and the Master Fund.  Southpoint GP is the general partner of the Fund, the Qualified Fund and the Master Fund. The Offshore Fund, the Fund, and the Qualified Fund are also general partners of the Master Fund.  The Master Fund serves as an investment vehicle for the Fund, the Qualified Fund, and the Offshore Fund.

(d)  During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           — The Master Fund is a Cayman Islands exempted limited partnership.
— The Fund is a Delaware limited partnership.
— The Qualified Fund is a Delaware limited partnership.
— The Offshore Fund is a Cayman Islands exempted company.
— Southpoint Advisors is a Delaware limited partnership.
— Southpoint GP is a Delaware limited partnership.
— Southpoint CA LLC is a Delaware limited liability company.
— Southpoint GP LLC is a Delaware limited liability company.
— John S. Clark II is a United States citizen.

Item 3.                      Source and Amount of Funds

Item 3 is hereby supplemented as follows:

On April 30, 2010, the Reporting Persons acting through the Master Fund purchased units in the Issuer in a transaction more fully described in Item 5(c) below.  The aggregate principal face value of the units purchased was CDN$6,000,000.  The source of the funds was the working capital of the Master Fund.

Item 4.                      Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons did not have at the time of purchase, and do not currently have, any intention of acting with the purpose or effect of changing or influencing the control of the Issuer.

From time to time, however, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer’s securities. The Reporting Persons’ decisions and actions with respect to such possibilities may depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.  None of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)  The Reporting Persons beneficially own 221,504,000 shares of Common Stock, which represents 65.6% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 241,504,000, the number of shares of Common Stock beneficially owned by the Reporting Persons  by (ii) 368,294,451 shares of Common Stock, the number of shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer on May 6, 2010.

(b)  The Reporting Persons have the power to vote and dispose of the 221,504,000 shares of Common Stock held by the Master Fund.

The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 221,504,000 shares of Common Stock held by the Master Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

(c)  On April 30, 2010, the Reporting Persons acting through the Master Fund purchased 200,000,000 units in a privately placed transaction with the Issuer.  The purchase price of each unit was CDN$0.03.  Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock.  The warrants may not be exercised until October 30, 2010, and therefore, pursuant to Rule 13d-3(d)(1)(i), the reporting persons are not deemed to be the beneficial owner of the Common Stock underlying the warrants at this time, and thus the shares underlying the warrants are not reported as owned by this Amendment.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2010

SOUTHPOINT MASTER FUND, LP
By: Southpoint GP, LP, its general partner
By: Southpoint GP, LLC, its general partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT FUND LP
By: Southpoint GP, LP, its general partner
By: Southpoint GP, LLC, its general partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT QUALIFIED FUND LP
By: Southpoint GP, LP, its general partner
By: Southpoint GP, LLC, its general partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT OFFSHORE FUND, LTD.
By: Southpoint Capital Advisors LP, its investment manager
By: Southpoint Capital Advisors LLC, its general partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT CAPITAL AVISORS LP
By: Southpoint Capital Advisors LLC,
its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT CAPITAL ADVISORS LLC

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT GP, LP
By: Southpoint GP, LLC,
its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT GP, LLC

By: /s/ John S. Clark II
John S. Clark II, Managing Member

JOHN S. CLARK II

By: /s/ John S. Clark II
John S. Clark II, individually